07026411

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

17 August 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 2 2007
WASHINGTON, DC
160

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Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange Nos 11 and 12 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/17

Announcement No. 11/2007
16 August 2007

Interim financial statements, nine months 2006/07

(1 October 2006 - 30 June 2007)

"We had a good sales performance in the acquired urology business", says Sten Scheibye, President and CEO. "It shows, that our extensive integration efforts are beginning to pay off. Ostomy products also continued the strong sales performance, and thanks to our strong performance in the third quarter, we are raising our full-year revenue forecast."

- Coloplast generated revenue of DKK 5,982m compared with DKK 4,776m for the same period of last year, corresponding to an increase of 27% in local currencies and 25% in Danish kroner. The breast care and brachytherapy businesses are reported under 'Profit from discontinuing operations', and historical figures have been restated accordingly
- Organic sales growth was 10% in local currencies. The acquired urology business contributed 17% until 2 June 2007, after which date revenue from the urology business was included in organic growth. Exchange rate changes reduced growth in Danish kroner by 2 percentage points
- Operating profit was DKK 786m, which translates into an EBIT margin of 13%. Economic profit was DKK 270m compared with DKK 331m for the same period of last year
- Expressed less costs of integrating the acquired urology business and amortisation of intangibles from that acquisition totalling DKK 219m, operating profit was DKK 1,005m, equal to an EBIT margin of 17%, supported by the greater cost effectiveness of the relocated parts of our production
- The full-year 2006/07 forecast for organic revenue growth is raised from around 9% to around 10%, including the acquired urology business as from 2 June 2007. The EBIT margin forecast remains at 12-13%. Long-term targets are unchanged
- At 30 June 2007, Coloplast had bought back shares for DKK 372m under the DKK 1bn share buy-back programme, which will now be fully utilised during the current financial year

Key figures and ratios, DKKm (unaudited)	**Actual 2006/07 9 months**	**Actual 2005/06 9 months**	**Indexed on 2005/06 9 months**	**Actual 2005/06 full year**
Revenue	5,982	4,776	125	6,709
Operating profit (EBIT)	786	755	104	879
Net financial income and expenses	-97	-162	60	-222
Profit before tax	689	593	116	657
Tax on profit for the period	-176	-176	100	-191
Profit from discontinuing operations	483	131		149
Coloplast's share of profit for the period	996	548	182	614
Profit margin, EBIT, %	13	16		13
EBITDA margin, %	20	22		19
Earnings per free share of DKK 5, EPS, DKK	11	11		10
Return on equity, %	44	29		23
Return on average invested capital (ROAIC), %	13	17		14
Economic profit	270	331		295
PE, price/earnings ratio	16	29		37
Equity ratio, %	42	33		35
Total assets	7,893	8,307		7,982
Investment in property, plant and equipment, gross	438	288		415

Attached are income statement, the balance sheet, cash flow statement, statement of changes in equity, notes to the financial statements, key figures and ratios.

Income statement and balance sheet

Discontinuing operations

The divestment of the breast care business was completed on 31 March 2007 and the divestment of the brachytherapy business was finalised on 8 June 2007. In addition, we have received final settlement of the divestment of Sterling Medical Services. Profit from the three businesses during the period of ownership are recognised in the financial statements as net profit from discontinued operations of DKK 483m. The comparative figures of the income statement have been restated accordingly. Comments on the company's income statement relate to the continuing operations only.

Acquired operations

The calculation of organic growth includes the increase from the acquired urology business as from 2 June 2007, because the acquisition of the urology business was finalised on 2 June 2006.

Revenue

Organic revenue growth of 10% in local currencies

Coloplast reported 9M revenue of DKK 5,982m, compared with DKK 4,776m in the year-earlier period, a 27% improvement in local currencies and a 25% improvement in Danish kroner. A main driver of revenue was the acquisition of the urology business, which added 17 percentage points growth in local currencies.

Organic growth was 10% in local currencies in both the 9M period and the third quarter, which was satisfactory. The existing Coloplast business also grew by 10% in the 9M reporting period.

The positive performance in ostomy products as well as in the urology and continence businesses continued with double-digit growth rates, whereas sales of wound and skin care products improved by only 6% during the 9M period.

EBIT margin

Operating margin of underlying business at 17%

Operating profit was DKK 786m corresponding to an EBIT margin of 13% against 16% the year before. The decline was due to effects from acquisitions totalling DKK 219m. Adjusted for this factor, the operating profit of the underlying business was DKK 1,005m and the EBIT margin was 17%.

Implementation of the new organisational structure and preparations for closing down factories in Denmark led to costs totalling DKK 59m, which amount is included in the DKK 90m restructuring provisions made for the 2006/07 financial year.

Table 1: Effects from acquisitions and restructuring

DKKm	9M 06/07	Q3 06/07
Integration of acquired business	-101	-28
Relocation in the USA	-22	0
Amortisation, intangible assets	-96	-32
Restructuring	-59	-36
Total financial impact	**-278**	**-96**

Revenue outgrowing adjusted cost of sales

Cost of sales rose by 33% during the reporting period to DKK 2,421m. This amount included amortisation of intangible assets of the acquired urology business of DKK 96m as well as integration costs of DKK 25m and restructuring costs of DKK 20m. Adjusted for these factors and for the relatively higher cost of sales for the urology products, cost of sales was up by 23% whereas revenue was up by 25%. The good performance was aided by the greater cost effectiveness of the relocated parts of our production.

Selling and distribution costs were up by 30% to DKK 1,906m, including DKK 76m in integration costs. Adjusted for these items, the increase was 25%. Administrative expenses rose by 29% to DKK 699m including DKK 22m for relocation in the USA and DKK 39m in restructuring costs. Adjusted for these items, the increase was 18%. R&D costs were up by 33% to DKK 218m.

Financial results

Coloplast's share of 9M profit was DKK 996m

Coloplast's share of 9M profit was DKK 513m before profit from discontinued operations. This was a 23% increase over last year's figure of DKK 417m. Profit from discontinued operations during the 9M reporting period was DKK 483m, bringing Coloplast's share of 9M profit to DKK 996m.

Financial items, which include interest, exchange rate and fair value adjustments as well as bank charges amounted to a net expense of DKK 97m, as compared with DKK 162m last year. Exchange rate adjustments were an income of DKK 25m against an expense of DKK 36m last year. Fair value adjustments of previously granted options were an income of DKK 2m against an expense of DKK 49m last year.

Exchange rate changes reduced revenue by DKK 67m

Changes in the DKK-exchange rates of Coloplast's invoicing currencies, mainly against the US Dollar, reduced net revenue by DKK 67m. This was offset in earnings by the lower costs in USD-terms, which also absorbed the higher cost of sales caused by the appreciation of the Hungarian Florint. Accordingly, exchange rate changes had a largely neutral net effect on EBIT.

Tax rate was 26%

The effective tax rate was 26%, equal to a tax expense of DKK 176m, compared with 30% (DKK 176m) last year. The reduction of the Danish corporate income tax rate from 28% to 25% lowered the effective tax rate by about two percentage points. To this should be added the effect of a further 2 percentage point reduction from a one-off adjustment of deferred tax provisions, which is also a result of the amended Danish tax rules.

Balance sheet

Total assets fell by DKK 89m to DKK 7,893m as a result of the divestment of the breast care business unit. Non-current assets fell by DKK 280m to DKK 4,838m, while current assets rose by DKK 191m to DKK 3,055m, because of the higher inventory levels needed to secure our supply capacity while production is being relocated from Denmark.

The equity ratio was 42%. Trade receivables rose by DKK 59m in the 9M period, equal to a 4% increase which was lower than the sales growth rate.

Economic profit

Economic profit fell due to acquisitions

Economic profit was DKK 270m, as compared with DKK 331m last year. The decline was attributable to integration costs and an increase in average invested capital due to acquisitions. Economic profit was lifted by one-off income after tax of DKK 88m from the divestment of business areas.

The one-off income of DKK 88m is after deduction of goodwill of DKK 395m, which has previously been charged against equity, but included in the invested capital used in the calculation of economic profit. The calculation of EP is based on a weighted average cost of capital (WACC) of 6.9% and an average invested capital of DKK 7.9bn.

Cash flow statement

Cash flows

Free cash flow of DKK 887m

The free cash flow was DKK 887m. Net of DKK 783m relating to the acquisition and divestment of business operations, the free cash flow was DKK 104m, compared with DKK 443m last year.

The relocation of production to Hungary and China is progressing to plan. Inventory levels have been temporarily increased due to the accelerated pace of relocation and the closure of factories in Denmark.

Cash flows from operations were DKK 513m and dividend payments to shareholders in respect of the 2005/06 financial year amounted to DKK 184m Total cash and cash equivalents were minus DKK 15 million at 30 June 2007.

Investments in property, plant and equipment during the reporting period amounted to DKK 438m, of which DKK 366m represented investment in non-current assets under construction, mainly for the plants in Nyirbator, Hungary, and Zhuhai, China, as well as for production equipment for manufacturing new products.

The factory at Kokkedal, Denmark has been sold effective 1 January 2009 at a capital gain of DKK 40m, which amount will be recognised in the first quarter of the 2008/09 financial year.

Capital structure and share buy-back programme

The net debt was 1.7 times EBITDA at 30 June 2007, or below the 2.0–3.5 target range. Coloplast has initiated a share buy-back programme involving the purchase of Coloplast shares for DKK 1bn. As per 30 June 2007, we had bought back shares under the programme worth DKK 372m.

Due to the share buy-back programme, the holding of treasury shares increased by 808,190 during the reporting period to 2,698,989 shares, equal to 6.1% of the Class B share capital.

The share buy-back programme to be completed faster than previously communicated

As a consequence of a strong cash flow following the divestiture of the breast care business unit and the brachytherapy activities it has been decided to accelerate the completion of the share buy-back programme to the end of the financial year 2006/07 and not as previously announced during 2008.

The Board of Directors intends to propose to the shareholders in general meeting that shares bought back under the new programme be cancelled. The share buy-back programme was launched within the scope of the existing authority granted by the shareholders in general meeting for the repurchase of up to 10% of the company's share capital.

Outlook and long-term objectives

Outlook for 2006/07

The forecast for revenue growth is now at around 22-23% in local currencies, up from the previous forecast of around 22%.

Revenue growth forecast upgraded to about 10%

The forecast for organic growth is upgraded from around 9% to around 10%, including growth in the urology business as from 2 June 2007. The upgrade is based on the consistently positive performance in sales of urology and continence products and in ostomy products.

EBIT margin of 12-13%

The EBIT margin is still expected to be 12-13%. The integration of the urology business, restructuring initiatives and amortisation of intangible assets from business acquired are still expected to reduce operating profit by approximately DKK 360m and to affect the EBIT margin by some 4-5 percentage points.

Table 2: Expected full-year financial impact of acquisitions and restructuring

DKKm	2006/07	2005/06
Integration of acquired business	-130	-70
Relocation in the USA	-30	-60
Amortisation of intangible assets	-130	-50
Restructuring	-90	0
Market value adjustment, inventories	0	-100
Synergies	20	0
Total financial impact	**-360**	**-280**

EBITDA margin of 18-19%.

The EBITDA margin is still expected to be 18-19%.

We still anticipate synergies of DKK 75-100m per year after the full integration of the acquired urology business and integration costs totalling approximately DKK 230m.

Investment level affected by the building of new factories

For 2006/07 gross investments in property, plant and equipment (buildings, machinery and operating equipment) are expected to amount to approximately DKK 600m. Investments in the new factories in China and Hungary are expected to account for approximately DKK 200m.

Tax rate of 26%

The effective tax rate is expected to be about 26% instead of 30% as previously estimated. This includes the permanent effect of around two percentage points resulting from the reduction of the Danish corporate income tax rate from 28% to 25%. To this should be added the effect in the 2006/07 financial year of a further 2 percentage point reduction from a one-off adjustment of deferred tax provisions, which is also a result of the amended Danish tax rules.

Healthcare reforms

New reimbursement rates for continence care products implemented in Germany

A new set of lower nationwide reimbursement rates implemented for continence care products in the German market took effect on 1 January 2007. The change has lowered the reimbursement rates for our continence care products by an average of about 10% compared with prices before 1 January 2007. We maintain our estimate that the new prices will reduce Coloplast's 2006/07 revenue by DKK 20-25m. Our financial guidance allows for this reduction.

Germany introduced additional amendments to its healthcare regulations effective 1 April 2007. The main change to previous practise is that German sick funds are now in a better position to apply competitive tendering when selecting providers of medical devices.

As the amended legislation is still being implemented, the changes are not expected to impact our business results in the current financial year. Any possible future impact will depend on the extent to which the German sick funds apply competitive tendering rather than the existing fixed price system and on our ability to act under the changed market conditions.

Coloplast is strengthening the German organisation with the aim to increase the cooperation with the sick funds as well as with the service providers supplying the sick funds. The good relationships with the health care

professionals will continue.

UK health care reform postponed until 2008

The British Department of Health has announced that the current review of the arrangements under Part IX of the Drug Tariff for the provision of stoma and incontinence appliances and related services to Primary Care is expected to lead to a new consultation process with a revised proposal in September 2007.

The last round of consultations closed on 2 April 2007 and due to the high level of responses, the Department of Health decided to review the original proposal.

A consultation process lasts 1½ – 3 months and Coloplast therefore does not expect any changes before 2008, which is in line with our latest update on the British health care reform in stock exchange no. 8/2007, 23 May 2007.

As our forecasts for 2006/07 do not reflect any potential amendments to the UK healthcare system, the extension announcement had no effect on our full-year estimates.

Long-term targets unchanged

Long-term targets
The business targets for 2012 are unchanged:

- To double economic profit at least every five years towards 2012 based on the financial results in 2004/05
- Revenue of at least DKK 14bn
- An EBIT margin of at least 18%

Major fluctuations in the DKK-exchange rates of important currencies, significant changes in the healthcare sector or major changes in the global economy may impact Coloplast's potential for achieving the long-term targets and for meeting the full-year forecasts. In addition, such fluctuations may also impact the company's accounting values.

Business areas

The Group's results are reported as a single entity. However, details are also provided on revenue and growth rates in local currencies for the quarterly reporting period for Coloplast's products in each of the three business areas as well as the category "Other", which comprises revenue generated by the Group from selling competitor products and from bonuses, discounts, etc.

Table 3: Revenue growth by business area

DKKm	9M 06/07	9M Growth*	Q3 06/07	Q3 Growth*
Ostomy Care	2303	10%	804	12%
Urology & Continence	2376	63%	813	43%
Wound & Skin Care	939	6%	323	4%
Other	364	31%	129	43%
Group revenue	**5982**	**27%**	**2069**	**22%**

** Growth rates are stated in local currencies*

Ostomy care

Revenue growth of 10%

Gross revenue generated by Coloplast's ostomy care products was DKK 2,303m compared with DKK 2,114m during the year-earlier period. This equalled 10% growth in local currencies and was in line with expectations. The Q3 growth rate was 12%, which was satisfactory.

SenSura sales continue to outperform expectations

Easiflex ostomy products were again major contributors to sales growth, and sales of **Assura** ostomy bags were also satisfactory, especially open bags with the **Hide-away** outlet. **SenSura** has now been launched on 17 markets, with the USA and Canada as the most recent additions, and sales of this product continue to outperform expectations. **SenSura** is launched in all major markets by the end of the financial year.

Healthy revenue growth was reported in the USA and in most European markets, including France and the UK. In Germany, Coloplast's homecare company HSC reported sales growth and the company continued to strengthen its position in the distribution market by expanding its portfolio of products and services.

Urology and continence care

Organic growth of 11%

Gross revenue from Coloplast's urology and continence care products increased by 63% measured in local currencies to DKK 2,376m, 52 percentage points being generated by acquired business. Organic growth for the 9M reporting period was 11% in local currencies, while the Q3 organic growth including the urology business as from 2 June 2007 in local currencies was 12%.

The most significant growth drivers were sales of catheters and urine bags. These two product areas account for half of the sales generated in this business area.

Good sales performance by acquired products

Sales in the acquired business performed well in the third quarter, and the 2006/07 forecasts include an increase in overall sales from business acquired relative to the 2005/06 financial year.

Sales grew in line with the market in June 2007, the first month in which Coloplast also controlled the activities in the year-earlier period. In the North American market, growth was especially driven by sales of continence products and implants.

The integration of the urology business is progressing to plan, and the current key initiatives involve the planned strengthening of sales growth.

Wound and Skin Care

Revenue growth of 6%

Gross revenue from Coloplast's wound and skin care products increased by 6% measured in local currencies to DKK 939m, up from DKK 905m in 9M 2005/06. Q3 revenue growth however was only 4% in local currencies.

Revenue growth was driven by sales of Coloplast's advanced **Biatain** foam dressings as well as sales of skin care products, but the sales growth was not satisfactory.

Sales of **Biatain** – Ibu were still short of expectations. The product has been well received by customers, but building a new market for an entirely new and innovative wound care product has proven more challenging than expected.

The growth of this business area has prompted a new strategy involving a special effort towards selected customer groups in prioritised markets. We estimate that the new strategy will restore double-digit growth rates within 12-24 months.

Geographical markets

Table 4: Revenue growth by geographical market

DKKm	9M 06/07	9M 05/06	Growth*	Organic*
Europe	4777	4031	18%	9%
The Americas	831	420	111%	16%
Rest of the world	374	325	21%	16%
Group revenue	**5982**	**4776**	**27%**	**10%**

** Growth rates are stated in local currencies*

9% organic growth in Europe

Revenue generated in Europe improved by 18% in local currencies to DKK 4,777m. Organic growth was 9%, driven by sales of ostomy and continence products.

16% organic growth in the Americas

In the Americas, revenue improved by 111% in local currencies to DKK 831m. Organic growth was 16%. Sales of ostomy products in the USA improved at a satisfactory rate, while sales of urology and continence products to the US market also produced a healthy growth rate.

16% organic growth in the rest of the world

Revenue generated in the rest of the world was DKK 374m, a 21% increase in local currencies. The organic growth rate was 16%.

Management statement

The Board of Directors and the Executive Management have considered and approved the interim financial statements of Coloplast A/S for the nine months to 30 June 2007.

The financial statements, which are unaudited, have been prepared in accordance with the requirements of the International Financial Reporting Standards and additional Danish disclosure requirements for the interim financial statements of listed companies.

We believe that the financial statements give a true and fair view of the Group's assets and liabilities, financial position and profit for the period under review.

Executive Management

Sten Scheibye
President, CEO

Lene Skole
Executive Vice President, CFO

Lars Rasmussen
Executive Vice President, COO

Board of Directors

Michael Pram Rasmussen
Chairman

Niels Peter Louis-Hansen
Deputy Chairman

Thomas Barfod

Håkan Björklund

Mads Boritz Grøn

Per Magid

Torsten Erik Rasmussen

Ingrid Wiik

Knud Øllgaard

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risks including, but not restricted to, changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

Further information

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail: dklsk@coloplast.com

Jørgen Fischer Ravn
Head of Investor Relations
Tel. +45 3085 1308
E-mail: dkjfr@coloplast.com

Press and the media

Jens Tovborg Jensen
Head of Media Relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of any discrepancies, the Danish version shall prevail.

Announcement No. 12/2007
16 august 2007

Coloplast continues share buy-back

As mentioned in the company's interim financial statements for nine months 2006/07, the Board of Directors of Coloplast has decided to initiate the remaining part of the share buy-back programme of DKK 1 billion within current fiscal year.

The programme is expected to be exercised in the period from 16 August to 30 September 2007, and the volume of trading in own shares will be limited to a maximum total market value of DKK 500 million.

The buy-back programme is being launched within the scope of the existing authority granted by the shareholders at the Annual General Meeting in December 2006 for the repurchase of up to 10% of the company's share capital. It will be proposed to the Annual General Meeting that the shares repurchased under the programme be cancelled.

The buy-back programme will be structured in compliance with the rules of Commission Regulation No. 2273/2003 of 22 December 2003, which ensures that the company is protected against violation of insider legislation in connection with the buy-back.

The company has entered into a contract with Nordea Bank Danmark A/S, in which Nordea agrees to act as lead manager of the buy-back programme. According to a separate contract concluded with the company, Nordea will purchase shares on behalf of Coloplast A/S. Nordea has also agreed under the contract to make its trading decisions in relation to the shares in the company independently of, and without influence by, the company.

Coloplast is entitled to stop the repurchase during the life of the buy-back programme in the event that significant changes are recorded in the company's affairs or in the market. If the company decides to stop the repurchase, such a decision will be disclosed to the public by announcement to the Copenhagen Stock Exchange. Nordea will subsequently no longer be entitled to purchase shares in Coloplast A/S on behalf of the company.

The buy-back programme is subject to the following terms:

- The volume of trading in own shares will be limited to a maximum total market value of DKK 500 million.
- The maximum number of shares to be acquired under the buy-back programme is 1,200,000 shares of DKK 5 each at a total nominal value of DKK 6,000,000, equivalent to 2.5% of the share capital of Coloplast A/S.
- The maximum number of shares to be purchased in the company per daily market session is 25% of the average volume of shares in the company traded on the Copenhagen Stock Exchange during the latest 20 days before the trading day on Copenhagen Stock Exchange.
- During the life of the buy-back programme no shares will be purchased at a price exceeding the higher of the following two prices:
  i) the price of the last independent trade and
  ii) the highest current independent bid on the Copenhagen Stock Exchange.
- Details of all transactions executed under the buy-back programme will be publicly disclosed no later than the end of the seventh daily market session.

Coloplast's holding of own shares is 3,003,826 shares equal to 6.3% of the company's total share capital before initiation of the share buy-back programme.

Sten Scheibye
President, CEO

Further information

Investors and financial analysts
Lene Skole
Executive Vice President, CFO
Tel. + 45 4911 1665
E-mail: dklsk@coloplast.com

Jørgen Fischer Ravn
Head of Investor Relations
Tel. 3085 1308
E-mail dkjfr@coloplast.com

Press and the media
Jens Tovborg Jensen
Head of Media Relations
Tel. + 45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in a Danish and an English version. In case of discrepancies, the Danish version will prevail.

END